OAK STREET HEALTH, INC.

November 30, 2020

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1090

Attention: Courtney Lindsay

Re:	Oak Street Health, Inc.

Registration Statement on Form S-1

Originally filed November 30, 2020

CIK: 0001564406

Ladies and Gentlemen:

Oak Street Health, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-251026, as amended (the “Registration Statement”), to 4:00 p.m., Eastern time, on December 2, 2020 or as soon thereafter as practicable.

* * * *

Please contact Robert E. Goedert of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-7317, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

OAK STREET HEALTH, INC.

By:	/s/ Robert Guenthner
Name:	Robert Guenthner
Title:	Chief Legal Officer